June 30, 2014

John Cash

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Quanta Services, Inc.

Form 10-K for the year ended December 31, 2013

Filed March 3, 2014

Definitive Proxy Statement on Schedule 14A

Filed April 10, 2014

Form 10-Q for the quarter ended March 31, 2014

Filed May 8, 2014

File No. 1-13831

Dear Mr. Cash:

We are providing the following responses to the comment letter dated June 3, 2014 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings by Quanta Services, Inc. (the “Company” or “Quanta”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Segment Results, page 47

1.	We note that you do not quantify the impact of the various factors that affected your revenues from period to period. For example, on page 47, you state that the Electrical Power and Infrastructure Services revenues were negatively impacted by lower revenues related to renewable energy projects, but you do not quantify the impact. Similarly, you do not quantify the impact of the increase in pipeline projects in the Oil and Gas Infrastructure Services segment. These are just examples. In future filings please quantify the effects of such factors and also discuss whether you believe these factors are the result of a trend, and, if so, whether you expect it to continue and how it may impact your financial condition and results of operations. Please also discuss the impact of individual material projects, as appropriate. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please supplementally show us what your revised disclosure will look like in future filings.

U.S. Securities and Exchange Commission

Response:

The Company advises the Staff that it will include quantitative disclosure in its future filings relating to factors affecting revenues from period to period to the extent information is reasonably available to support precise, reliable quantitative disclosures.

The Company advises the Staff that its financial information systems and processes have been designed to provide reliable quantitative disclosure at the reporting segment level, which is the level at which the enterprise is managed. Although the Company’s financial information systems provide management the ability to review individual projects, supplemental data categorizing projects into various customer or project attributes within segments (e.g., projects related to unconventional shale plays or renewable energy) is not regularly reviewed or scrutinized by management, is not subject to the specific requirements of disclosure controls and procedures, and accordingly in substantially all cases is not sufficiently reliable to enable precise quantification for disclosure purposes. Even when management can identify one or more specific projects having common attributes, the Company generally cannot categorize projects into sub-segment attributes to derive specific and precise segment-wide or Company-wide results with the certainty it expects for its filings with the Commission due to the absence of disclosure controls and procedures for such categorizations. Providing precise and reliable quantitative disclosure with respect to a multitude of sub-categories within each of the Company’s segments would require substantial time and effort on the part of management to design and implement processes and controls around such information, which information is not ultimately needed or used to manage the Company’s business.

The Company acknowledges the Staff’s request to quantify the impact of the increase in pipeline projects in the Oil and Gas Infrastructure Services segment relating to unconventional shale development and the impact of the decrease in Electric Power Infrastructure Services segment revenues related to renewable energy projects. The Company notes that it has included in the discussion referenced by the Staff supplemental qualitative and directional discussion with respect to such sub-segment categories as part of its comprehensive disclosure based on management’s knowledge of customer feedback, resource deployment, industry trends and specific project knowledge. The Company respectfully submits, however, that quantifiable data with respect to these sub-segment categories is not used by senior management to conduct the Company’s business and has not historically been captured within the Company’s financial information systems in a fashion that would support precise, reliable quantitative disclosures. For example, with respect to renewable energy projects, management is able to identify specific projects that have experienced a decline in revenue from period to period. Coupled with management’s understanding of industry trends and circumstances, such as the change in tax incentives with respect to renewable projects generally, the Company believes it is helpful to an investor’s understanding of its results of operations to provide qualitative and directional disclosure with respect to such period to period changes. However, the Company’s disclosure controls and procedures do not operate and are not reviewed in a way that supports identifying all projects that may be categorized as renewable energy, and therefore the Company is not able to provide precise, reliable quantitative disclosure at this sub-category level.

U.S. Securities and Exchange Commission

In response to the Staff’s request that the Company also discuss whether it believes these factors are the result of a trend and, if so, whether such trends are expected to continue and how such trends may impact the Company’s financial condition and results of operations, the Company advises the Staff that such discussion is provided as part of management’s forward-looking disclosures in the Outlook section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 66 of the Form 10-K for the year ended December 31, 2013 and page 55 of the Form 10-Q for the quarter ended March 31, 2014.

The Company confirms to the Staff that, to the extent the status of individual contracts or events would materially impact a financial statement user’s understanding of the Company’s consolidated or segment revenues, it will include relevant disclosure in future filings similar to the revised disclosure above. The Company advises the Staff, however, that historically the Company has had few customers that accounted for more than 10% of the Company’s revenues within a period, and revenues from such customers were typically derived from multiple separate and distinct contracts or projects.

For the reasons discussed above, the Company respectfully submits that the revised disclosure requested by the Staff as supplemental information would not be appropriate.

Definitive Proxy Statement filed April 10, 2014

Compensation Discussion and Analysis, page 24

2013 Grants of Plan-Based Awards Table, page 51

2.	We note that the information disclosed under the heading “Estimated Possible Payments Under Equity Incentive Plan Awards” in the Grants of Plan-Based Awards table does not match the disclosure on page 36 regarding the Supplemental Incentive Plan. For example, the target payout for each of the named executive officers is significantly higher on page 36 than what is disclosed as the target payout on page 51. In addition, the grant date fair value of the awards made under the Supplemental Incentive Plan as disclosed in the Grants of Plan-Based Awards Table is higher than the maximum payout listed. Please advise as to the inconsistencies in the disclosure. In addition, in future filings, please discuss the reasons for any significant increases in SIP Target Incentive awards year-over-year, such as that that occurred from 2012 to 2013.

To facilitate the Staff’s review of the Company’s response to this comment, the Company will respond in turn to each of the questions raised.

•	We note that the information disclosed under the heading “Estimated Possible Payments Under Equity Incentive Plan Awards” in the Grants of Plan-Based Awards table does not match the disclosure on page 36 regarding the Supplemental Incentive Plan. For example, the target payout for each of the named executive officers is significantly higher on page 36 than what is disclosed as the target payout on page 51.

U.S. Securities and Exchange Commission

Response:

The Company advises the Staff that the discrepancies between the target incentive amounts reflected on pages 36 and 51 of the Definitive Proxy Statement filed April 10, 2014 (“2014 Proxy Statement”) are attributable to such disclosures referencing target incentive amounts for different performance years. As required by Item 402(b) of Regulation S-K, the Compensation Discussion and Analysis (“CD&A”) in the 2014 Proxy Statement generally focus on compensation earned, paid and awarded in fiscal year 2013. However, for equity-based compensation, consistent with the Staff’s guidance beginning on page 23 of SEC Release No. 33-9089, the 2013 compensation tables in the 2014 Proxy Statement reflect compensation granted during fiscal year 2013.

Generally, equity-based awards granted to the Company’s named executive officers (“NEOs”) during fiscal year 2013 were in payment of incentive amounts earned during the 2012 performance year pursuant to the 2012 Supplemental Incentive Plan (the “2012 SIP”), and as disclosed in FN (2) of the 2013 Grants of Plan-Based Awards Table on page 51 of the 2014 Proxy Statement, the amounts shown under the “Estimated Possible Payments Under Equity Incentive Plan Awards” heading reflect the threshold, target and maximum incentive amounts that could have been granted during fiscal year 2013 pursuant to the 2012 SIP. These incentive amounts were also disclosed in the CD&A on page 33 of Quanta’s Definitive Proxy Statement filed April 12, 2013 (the “2013 Proxy Statement”).

In contrast, the CD&A in Quanta’s 2014 Proxy Statement disclosed, beginning on page 36, the threshold, target and maximum incentive amounts that could have been earned during the 2013 performance year, as well as detailed disclosure about the performance levels achieved and the resulting incentive amounts actually earned during the 2013 performance year. Any equity-based awards associated with these incentive amounts will appear in the 2014 Grants of Plan-Based Awards Table in Quanta’s proxy statement covering the 2014 fiscal year.

•	In addition, the grant date fair value of the awards made under the Supplemental Incentive Plan as disclosed in the Grants of Plan-Based Awards Table is higher than the maximum payout listed. Please advise as to the inconsistencies in the disclosure.

Response:

The Company respectfully advises the Staff that two factors contributed to the grant date fair value of the RSU awards granted being greater than the maximum incentive amounts that could have been earned, as disclosed in the 2013 Grants of Plan-Based Awards Table. The first factor is the adjustment applied to equity-based awards granted pursuant to the 2012 SIP. As disclosed in the 2013 Proxy Statement, Quanta’s Compensation Committee applied a 110% multiplier to all incentive amounts earned under the 2012 SIP that were paid with an equity-based award rather than cash, which was intended to offset the risk and liquidity discounts of equity-based awards relative to cash awards. The equity-based awards granted to NEOs during fiscal year 2013 were increased by this multiplier. Please see page 34 of the 2013 Proxy Statement, along with FN (a) to the ROE Component Table on page 34 of the 2013 Proxy Statement and FN (a) to the Strategic Goal Component Table on page 36 of the 2013 Proxy Statement.

U.S. Securities and Exchange Commission

The second contributing factor is the difference between (1) the value assigned to the underlying common stock for purposes of calculating of the number of RSUs required to satisfy the incentive amounts earned by each NEO, and (2) the value assigned to the underlying common stock for purposes of reporting the grant date fair value of the RSU awards pursuant to ASC 718-20. As disclosed in FN (4) to the 2013 Grants of Plan-Based Awards Table on page 51 of the 2014 Proxy Statement, the Company’s calculation of the number of RSUs awarded to each NEO is based on the average closing price of the Company’s common stock for the 20 consecutive trading days immediately preceding the date of grant, whereas the aggregate grant date fair value required to be reported for those same awards pursuant to ASC 718-20 is based on the closing price of the Company’s common stock on the date of the grant. The Company notes that when the incentive amount earned by an NEO is calculated based on a payout percentage at or near the maximum incentive amount, due to strong Company performance, and the grant date closing price exceeds the 20-day average closing price, the grant date fair value of the RSU award may be greater than the maximum incentive amount that could have been earned.

As an illustration of the above factors, the grant date fair value of the RSUs granted to James F. O’Neil III on March 8, 2013 was calculated as follows: Mr. O’Neil’s total incentive amount earned, as determined under the 2012 SIP, was $2,655,000, comprised of his ROE Component ($1,800,000) and his Strategic Goal Component ($855,000), as disclosed on pages 34-36 of the 2013 Proxy Statement. Because the incentive amount earned by Mr. O’Neil was satisfied with an equity-based award, the 110% multiplier was applied, thereby increasing Mr. O’Neil’s total incentive amount earned to $2,920,500. The number of RSUs granted to Mr. O’Neil was then calculated by dividing Mr. O’Neil’s total incentive amount earned by the 20-day average closing price of the Company’s common stock prior to the grant date ($28.57), resulting in Mr. O’Neil being granted 102,223 RSUs on March 8, 2013. The grant date fair value of those RSUs was then calculated based on the closing price of Quanta’s common stock on the date of grant ($29.49) for an aggregate grant date fair value of $3,014,556.

Additionally, as indicated on page 40 of the 2013 Proxy Statement and page 33 of the 2014 Proxy Statement, the Company advises the Staff that for the 2013 performance year Quanta’s Compensation Committee has eliminated the 110% multiplier formerly used to adjust equity-based awards to their cash award equivalent. To the extent that any such multiplier is utilized in the future, the Company will provide appropriate disclosure.

•	In addition, in future filings, please discuss the reasons for any significant increases in SIP Target Incentive awards year-over-year, such as that occurred from 2012 to 2013.

Response:

The Company advises the Staff that, to the extent there are significant year-over-year increases in target incentive levels in the future, the Company will include a discussion of the reasons for such increases in future filings.

Form 10-Q for the quarter ended March 31, 2014

Item 1 – Financial Statements

U.S. Securities and Exchange Commission

Note 10 – Commitments and Contingencies, page 26

Collective Bargaining Agreements, page 31

3.	We note the disclosures you provide regarding the partial withdrawal liability you recorded related to the Central States Plan, including the fact that you increased your estimated withdrawal liability during the period ended March 31, 2014. Since you disclose revised withdrawal estimates provided by the Central States Plan but did not disclose the additional amount you accrued, the amount of reasonable possible additional loss is not clear. Please revise future to filings to clarify the amount of the reasonable possible additional loss as required by ASC 450-20-50.

Response:

The Company advises the Staff that it will clarify in its future filings the reasonable possible additional loss or range of loss with respect to the withdrawal liability. The Company further advises the Staff that the range of loss as of March 31, 2014 was up to $55.4 million, which is the high end of the estimated range communicated to the Company by the Central States Plan as disclosed on page 33 of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 46

Sources and Uses of Cash, page 46

4.	Please expand your disclosures in future annual and quarterly filings to more fully discuss the reasons for material changes in working capital items, including explaining the specific reasons for changes in accounts receivable, costs and estimated earnings in excess of billings on uncompleted contracts, accounts payable, and billings in excess of costs and estimated earnings on uncompleted contracts. Also, based on the significance of accounts receivable, it appears to us you should revise future annual and quarterly filings to disclose, and discuss the reasons for material changes in, days sales outstanding. Refer to Section 501.13.b.1 of the SEC Codification of Financial Reporting Policies.

Response:

The Company advises the Staff that in future filings, to the extent that there are changes in working capital items which are material and relevant to an understanding of changes in working capital, we will expand our disclosures to more fully discuss the reasons for such changes.

We respectfully note to the Staff that as disclosed in the Company’s quarterly and annual filings, cash flow from operations is primarily influenced by the working capital needs associated with the various services that Quanta provides and can vary due to numerous factors including, but not limited to, the timing and volume of work performed as well as the timing of contracted

U.S. Securities and Exchange Commission

receipts and disbursements related to construction activity. Accordingly, it is not unusual to experience significant variation in the components of working capital from period to period, primarily within accounts receivable, costs and estimated earnings in excess of billings on uncompleted contracts, accounts payable, and billings in excess of costs and estimated earnings on uncompleted contracts. Although it is possible to add disclosure explaining these types of variations at each reporting date, the Company respectfully submits that a discussion of changes in working capital in the aggregate provides a more meaningful and relevant discussion of the Company’s business than disclosure of variations on a line-by-line basis, which may at times be of limited or no additional usefulness to an understanding of the Company’s overall sources and uses of cash during a period. However, Quanta notes to the Staff that to the extent a significant event occurs that creates unique fluctuations in an account which is outside of the normal trend or activity, a discussion of such event will be disclosed.

Additionally, in order to provide further clarification of these interrelationships relating to the Company’s sources and uses of cash, the Company proposes adding the following disclosure in its Liquidity and Capital Resources discussion:

Cash flow from operations is primarily influenced by demand for our services and operating margins but can also be influenced by working capital needs associated with the various types of services that we provide. In particular, working capital needs may increase when we commence large volumes of work under circumstances where project costs, primarily associated with labor, equipment and subcontractors, are required to be paid before the receivables resulting from the work performed are billed and collected. Accordingly, changes within working capital in accounts receivable, costs and estimated earnings in excess of billings on uncompleted contracts, and billings in excess of costs and estimated earnings on uncompleted contracts are normally related and are typically affected on a collective basis by changes in revenue due to both changes in timing and volume of work performed and variability in the timing of customer billings and payments. Additionally, working capital needs are generally higher during the summer and fall months due to increased demand for our services when favorable weather conditions exist in many of the regions in which we operate. Conversely, working capital assets are typically converted to cash during the winter months. These seasonal trends can be offset by changes in the timing of projects which can be impacted by project delays or accelerations and other economic factors that may affect customer spending.

In future filings, Quanta will disclose days sales outstanding and discuss the reasons for material changes therein to the extent necessary to facilitate a user’s understanding of the Company’s financial results. The following example disclosure is provided supplementally for illustrative purposes (marked to show changes from the Form 10-Q):

Operating activities used net cash of $60.5 million during the three months ended March 31, 2014 as compared to providing $44.1 million during the three months ended March 31, 2013. The decrease in cash flows for operating activities was primarily a result of increased working capital requirements during the three months ended March 31, 2014 as compared to the three months ended March 31, 2013 associated with the ramp up on certain electric power transmission projects,

U.S. Securities and Exchange Commission

as well as weather related delays in part of North America and the timing of project close-outs that affected the achievement of certain billing milestones. These increased working capital needs also negatively impacted our days sales outstanding, which was 80 days at March 31, 2014 as compared to 72 days at December 31, 2013 and 77 days at March 31, 2013.

*****

Quanta Services, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (713) 985-6422 or by facsimile at (713) 629-7671.

Very truly yours,

/s/ Derrick A. Jensen
Derrick A. Jensen
Chief Financial Officer

cc:	Bernard Fried

Chairman, Audit Committee

Leland Benton

Mindy Hooker

Anne McConnell

Securities and Exchange Commission

David A. Carroway

PricewaterhouseCoopers LLP

Gene Oshman

Baker Botts L.L.P.